

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

<u>Via Email</u>
Gloria Ramirez-Martinez
President and Chief Executive Officer
First Resources Corp.
3065 Beyer Blvd. B103-1
San Diego, CA 92154

> **Re:** **First Resources Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 15, 2011**
> **File No. 333-169499**
> **Form 10-Q/A for the Fiscal Period Ended September 30, 2009**
> **Filed March 15, 2011**
> **File No. 333-148719**

Dear Ms. Ramirez-Martinez:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings, and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment two in our letter dated January 14, 2011. Please further revise your disclosure to state clearly in the filing that you are not a blank check company and to state that you do not have any plans to engage in a merger or acquisition with another company.

<u>Prospectus Cover Page</u>

2. We note your response to comment three in our letter dated January 14, 2011. Please further revise your disclosure to eliminate all references to the trading price of your common stock. In this regard, we note your statements in the second and third

paragraphs under the Results of Operations section on page 28 that you issued stock "at below the trading price."

Prospectus Summary, page 5

3. We note your response to comment five in our letter dated January 14, 2011 and we reissue this comment in part. As previously requested, please provide an expanded discussion regarding your decision to enter into the mining business in your "Description of Business" section. Within this discussion, please state whether you explored any alternate business plans and provide a brief description of your activities "[f]rom the time that [you] were considered a shell company until the time that [you] ceased being a shell company" and during which you "focused [your] efforts on developing a new business, merging with or acquiring an operating company with operating history and assets" with a view toward informing investors why you decided to enter into the mining business in light of the fact that you have only a sole officer and director with no such experience. Also disclose the basis for your conclusion that "staking and exploring potential mineral claims could be an excellent long term investment strategy that could lead to lucrative business opportunities." See Item 101(h) of Regulation S-K.

4. We note your response to comment seven in our letter dated January 14, 2011 and the related revisions to your filing. Please revise your disclosure to explain your statements in the second paragraph on page six that "…to achieve a profitable level of operations, the Company believes that it needs to raise a minimum of $178,000 from the proceeds of this offering to initiate its current plan of operations and cover its operating expenses, however, if the Company raises $242,500 or more it would be able to initiate its plan of operations to the fullest potential." Please explain how raising $178,000 or $242,000 enables you to "achieve a profitable level of operations" in light of the fact that the activities described at the bottom of this page appear to center around sampling and exploration activities and it is unclear from your disclosure how you will profit from these activities. Also briefly describe the difference between "initiat[ing] [your] current plan of operations" and "initiat[ing] [your] plan of operations to the fullest potential" with a view toward describing to investors the impact that raising different amounts from this offering will have on your ability to achieve operations.

Description of Property, page 18

5. We note your response to comment 13 in our letter dated January 14, 2011 and we reissue this comment in part. As previously requested, please revise your disclosure to include all of the information required by Industry Guide 7 of the Securities Act. See Instruction 7 to Item 102 of Regulation S-K. For example, provide a brief history of any previous operations upon the land which you have staked your claims and briefly describe the present condition of the land on which your claims are staked.

Also include a statement in this section, if true, that the property is without known reserves and that your claims are exploratory in nature. As previously noted, this list is not exhaustive. See Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations, Industry Guide 7, for additional detail.

Competitive Factors, page 24

6. We note your response to comment 17 in our letter dated January 14, 2011 and we reissue this comment. As previously requested, please revise your disclosure to describe the methods by which you will compete with other mineral resource exploration companies. If you have not identified any methods by which you will compete with other mineral exploration companies, please clearly state this fact. See Item 101(h)(4)(iv) of Regulation S-K.

Plan of Operation, page 25

7. We note your statement in the third paragraph of this section that "[s]ubject to the receipt of sufficient funds from this Registration Statement, [you] plan to commence Phase I of the exploration program on the claim in the first quarter of 2011" and your statement in the fourth paragraph of this section that "[you] expect to commence work on Phase II in the spring of 2011, subject to weather conditions and the availability of funds." Please revise your disclosure to update your references to the first quarter of 2011 and spring of 2011 in light of the fact that you also state that each of these phases is contingent upon receiving funds from this offering, and your registration statement is not yet effective.

Executive Compensation, page 31

8. We note your response to comment 22 in our letter dated January 14, 2011 and the related revisions to your filing to indicate that Mssr. MacLean received $25,000 in connection with the change in control of your company. We also note your disclosure in the Purchase and Sale section of the Affiliate Stock Purchase Agreement filed as Exhibit 10.2 to this registration statement that "the Seller hereby agrees to sell, assign, transfer and deliver to the Purchaser . . . the Purchased Shares for an aggregate purchase price of US $15,000." Please revise your disclosure to clarify this apparent inconsistency. Also revise your disclosure to state affirmatively, if true, that Mssr. MacLean did not receive any compensation in 2009, other than that in connection with the change in control of your company.

9. We note your disclosure in the Summary Compensation Table that you did not issue any compensation to Ms. Ramirez-Martinez in 2009 or 2010. However, we also note your disclosure in Note 5 – Stockholders' Equity on page F-9 that "[d]uring the period ended June 30, 2010, the Company issued to the President of the Company, 10,000,000 shares of its par value $0.0001 common stock for cash at $0.0025 per

share" and that "[s]tock based compensation in the amount of $875,000 was recorded." Please revise your Summary Compensation Table to reflect this compensation. See Item 402(n) of Regulation S-K.

Certain Relationships and Related Transactions, page 32

10. We note your disclosure that "Ms. Ramirez-Martinez has made cash advances to the Company in the amount of $14,864." However, we also note your disclosure in Note 4-Related Party Payables on page F-9 that "the Company has received cash advances . . . of $16,898 and $14,288" from related parties. Please revise this section of your filing to clarify the amounts advanced and identify all related parties who have advanced funds to the company. See Item 404(d)(1) of Regulation S-K.

Financial Statements, page F-1

11. Please update the audited financial statements and related financial information included in the filing in accordance with Rule 8-08 of Regulation S-X.

Part II – Information Not Required in Prospectus, page II-1

Item 16. Exhibits, II-2

Exhibit 5.1 – Opinion of Carrillo, Huettel, & Zouvas, LLP

12. Please have counsel revise the opinion to state in the forepart of the opinion that counsel has acted as such to the issuer. Also have counsel revise the opinion to cover all of the shares being registered as part of this registration statement. In this regard, we note counsel's statement in the third paragraph of the opinion that "[counsel] is of the opinion that the 4,000,000 shares of the Company's Common Stock being registered . . . have been, or shall upon issuance, be issued as duly and validly authorized and issued, fully paid and non-assessable." However, we also note your disclosure on the cover page of the prospectus and throughout the registration statement that you are offering up to 10,000,000 shares of common stock. Finally, please have counsel limit the expert reference to Section 7 of the Securities Act of 1933, as amended.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2010

Statements of Cash Flows, page 6

13. It does not appear that stock-based compensation, imputed interest, common stock issued for cash and proceeds from related party loans for the period from inception through September 30, 2010 are properly presented. For example, (i) stock-based compensation expense is included in proceeds from issuance of common stock rather

than as an adjustment to reconcile net loss to net cash provided by operating activities, (ii) imputed interest differs from the aggregate amounts reflected in stockholders' equity and (iii) proceeds from related party loans differs from the proceeds disclosed in Note 4. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Attorney Advisor, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ James Allegretto for

H. Christopher Owings
Assistant Director

cc: Carrillo Huettel, LLP